 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina, dated December 26, 2007 regarding agreement between Repsol-YPF and the Petersen Group

Item 1

Buenos Aires, December 26, 2007

Messrs
Buenos Aires Stock Exchange
Nacional Securities Commission of Agentina

Re: Agreement between Repsol YPF and the Petersen Group

Please be informed that YPF S.A. has taken notice of the agreement between Repsol YPF, the controlling group of YPF S.A. and the Petersen Group last December 21, 2007, with respect to the sale of up to 25 % of the shares in YPF S.A.

Enclosed you will find a copy of the notice released by Repsol YPF to the markets on which it is currently listing.

Very truly yours,

Walter Forwood
Chief Financial Officer

Relevant Event

Madrid, December 21, 2007
Number of pages: 22

THE AGREED PRICE VALUES THE COMPANY AT 15 BILLION
DOLLARS

REPSOL YPF AND THE PETERSEN GROUP SIGN AN AGREEMENT FOR THE SALE OF UP TO 25% OF YPF

•	In the first stage, Repsol YPF will sell 14.9% of YPF for U.S.$2.235 billion.

•	The agreement also provides that the Petersen Group may increase its interest to up to 25% through an option to purchase an additional 10.1%.

•	This is a key transaction for the development of Repsol YPF’s future Strategic Plan.

•	It places the Petersen Group among the largest Latin American business groups.

•	Repsol YPF adds an industrial ally in Argentina for YPF.

•	It will promote organic growth, diversify Repsol YPF’s assets, and improve its financial structure.

•	This is the largest private business transaction in Argentina in several years.

•	The entrance of the Petersen Group will advance YPF’s activities in the region.

•	It consolidates YPF’s position as a leading energy company in Argentina and Latin America.

•	The Repsol YPF-Petersen alliance will strengthen the integration of YPF’s management into the economic, business and social fabric of Argentina.

Relevant Event

•	The agreement envisions a public offering by Repsol YPF of approximately 20% of YPF’s capital stock.

•	Repsol is reweighting Latin America on its balance sheet, without losing its presence or its commitment to the area.

•	It puts a value on YPF and contributes to a greater valuation of Repsol YPF.

•	Repsol will continue as the controlling shareholder of YPF.

•	Antonio Brufau will Chair the new YPF and its Board of Directors.

•	Enrique Eskenazi, in his individual capacity, will be a Vice Chairman.

•	Sebastian Eskenazi will become Chief Executive Officer and Antonio Gomis will assume the role of Chief Operating Officer.

•	The company’s Board of Directors will reflect the new shareholding structure.

•
Antonio Brufau, Chairman and Chief Executive Officer of Repsol YPF: “The transaction announced today creates a team combining complementary capacities of two partners: the global efficiency of Repsol in the oil business and the Petersen Group’s business management skill in Argentina.  This combination, together with the strength of YPF’s assets and the professional and human quality of the more than 11,000 people it is made up of, guarantees the future success of what was agreed today.”

•
Enrique Eskenazi, Chairman of the Petersen Group: "Energy and oil represent a major business opportunity at this time in Argentina and throughout the region.  It is a privilege to enter into this venture together with an oil company that is the largest in our country and one of the leading oil companies in the world, with its highly qualified and motivated personnel.”

Relevant Event

Today, Antonio Brufau, Chairman & CEO of Repsol YPF, and Enrique Eskenazi, Chairman of the Petersen Group, signed a binding memorandum of agreement for the acquisition by the Argentine business group of 14.9% of YPF’s capital stock.  The agreement contemplates that the Petersen Group will be able to increase its interest to up to 25% through a purchase option for an additional 10.1%.

This transaction, the purchase price of which values YPF at U.S.$15 billion, will play a key role in the development of Repsol YPF’s Strategic Plan and will significantly contribute to a greater diversification of the Repsol Group’s assets and drive its organic growth.

The two-part structure of the agreement is designed to facilitate the transaction, and allows the Petersen Group to take an immediate equity interest in YPF.

The sale price of 14.9% of YPF amounts to U.S.$2.235 billion.  Within a maximum of four years after the purchase, the Petersen Group may exercise, under equivalent financial conditions, an option to purchase an additional 10.1% of YPF’s capital stock.

The transaction’s design is in line with market parameters and, to carry it out, the Petersen Group has relied on the financial backing of international banks such as Credit Suisse, BNP Paribas, Goldman Sachs and Banco Itaú.  Additionally, as is customary in transactions of this nature, Repsol YPF will provide a vendor loan, in the amount of U.S.$1.015 billion.

The development of the transaction, which is strategic for both partners, envisions that Repsol YPF make a public stock offering of approximately 20% of YPF’s capital stock once the purchase of the 14.9% is complete.  The purpose of the public offering is to provide access to minority shareholders, including YPF and Repsol YPF Group employees.

The transaction agreed by the Petersen Group and Repsol YPF will comply with all disclosure and regulatory requirements of the Securities and Exchange Commission (SEC), the Argentine Stock Exchange (CNV), and the Spanish Stock Exchange (CNMV).

Relevant Event

After the agreement, YPF will have a new management structure led by the Chairman and CEO of Repsol YPF, Antonio Brufau.

Enrique Eskenazi, in his individual capacity, will be a Vice Chairman of YPF.  Sebastian Eskenazi will be the Chief Executive Officer and Antonio Gomis the Chief Operating Officer of YPF.  The composition of YPF’s Board of Directors will reflect the new shareholder structure.

In connection with the agreement signed today, UBS, Latham & Watkins and Pérez Alati acted as advisers to Repsol YPF, and Credit Suisse, Garrigues, Cleary Gottlieb Steen & Hamilton and Brons & Salas acted as advisers to the Petersen Group.

Statements by the Chairmen of Repsol YPF and the Petersen Group

•	Antonio Brufau:

o	“We are in agreement with the Petersen Group on the future vision of YPF. We share the same corporate culture and business philosophy, based on transparency, efficiency and commitment.”

o
“The Petersen Group is the most qualified partner for Repsol YPF given its experience in regulated markets, its industrial and financial structure, and its knowledge of the Argentine market throughout its more than 85 years of existence.”

o
“The transaction announced today creates a team combining complementary capacities of two partners: the global efficiency of Repsol in the oil business and the Petersen Group’s business management skill in Argentina.  This combination, together with the strength of YPF’s assets and the professional and human quality of the more than 11,000 people it is made up of, guarantee the future success of what was agreed today.”

o
“The entrance of the Petersen Group represents the addition of a strategic business partner for YPF, joining the company as a permanent shareholder, that knows the Argentine market and the economic and business environments of Argentina well and will assist with

Relevant Event

strengthening of YPF’s projects in the country and throughout the region.”

•	Enrique Eskenazi:

o
“This agreement is cause for pride not only for the Petersen Group but also for our partners at Repsol.  We think it represents a significant accomplishment for the Argentine people, as YPF is an obvious symbol tied to the development and history of our country.”

o	“We have chosen to buy into YPF’s capital stock in two steps, as this was the fastest and most effective way to become part of the company.”

o
“Energy and oil represent a major business opportunity at this time in Argentina and throughout the region. It is a privilege to enter into this venture together with an oil company that is the largest in our country and one of the leading oil companies in the world, with highly qualified and motivated personnel”

o
“With this agreement, we intend to join the company’s growth through hard work, investment, and technology. I am convinced that this is the challenge we must take on together with our partners and the entire Repsol YPF team.”

Relevant Event

ANNEX 1

REPSOL YPF – PETERSEN GROUP AGREEMENT

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WHY THE PETERSEN GROUP?

➢
The Petersen Group is the ideal partner for Repsol YPF, given its experience in regulated markets, its industrial and financial structure and its knowledge of the Argentine market over the course of its more than 85 years of existence.

➢	It is a solid, serious, solvent private group with an outstanding history, a corporate culture similar to that of Repsol YPF, and the same philosophy of business, transparency and ethics.

➢
It is one of Argentina’s largest corporate groups. Founded in 1920 as a construction company, it became a corporation involved in engineering and construction activities, banking services, agro-industry, and urban maintenance. It is characterized by its diversification, in terms of both geography and its business activities.

➢	In the past decade, it began a business transformation and expansion process, participating in sectors that offer attractive opportunities.

➢	The Petersen Group has always been interested in the energy sector, and taking an equity interest in YPF is a key opportunity for the company.

➢	As bankers, they have excellent relationships in the international financial sector.

➢	The Petersen Group will strengthen the development of YPF, as it shares Repsol YPF’s vision concerning the role that YPF should play in the region.

➢
For the Petersen Group, this is an opportunity to take a significant step and participate in one of the most important energy companies in Latin America, diversifying itself in a key sector for the economic development of Argentina with an important potential for growth.

Relevant Event

PETERSEN GROUP A business group of over 5,000 employees

Profile of the Petersen Group

➢
The Petersen Group was formed in 1920, taking its name from Petersen, Thiele & Cruz Architects and Engineers.  Currently, it is one of the most important industrial holding companies in Argentina, one hundred percent Argentine-owned and with more than 87 years experience.  The Group is wholly-owned by the Eskenazi family and its Chairman is Enrique Eskenazi.

➢
At its outset, the Group’s activities were limited to engineering and construction, but progressively developed, principally in the past decade, to other strategic economic sectors of the Argentine economy.

➢
Its vision of growth and expansion has been carried out through a strategy of selective strategic acquisitions, principally in the financial sector, where the Group controls the largest group of regional banks in Argentina.  This growth has allowed for a diversification of the Group in different business areas (construction, urban services, financial and agro-industry).

➢	The Group currently has assets valued at U.S.$3 billion and employs more than 5,000 people.

Relevant Event

Companies that make up the Petersen Group

1.	Construction

This construction company, the founding company of the Group, has developed and directed during its history an important number of public and private projects in Argentina and neighboring countries.  Moreover, it has participated in important projects such as the Yacireta hydroelectric plant, the Atucha II nuclear plant and the Ruta 3 construction, which improved the existing infrastructure in those regions.  In addition, the Group took part in the construction of the Pirelli Tower, the headquarters of YPF, developed the urban infrastructure of the renovation of Puerto Madero, the new port of the provincial capital of Tierra del Fuego, and, among other projects, the construction of the Los Penitentes ski complex in the Mendoza province.

Currently, this company has more than 1,000 employees and has developed more than 3 million square meters of civil projects.

2.	Financial

The Banco de San Juan has more than 100,000 clients and a network of 16 branches throughout the San Juan province, in the west of Argentina.

Petersen Investments (PISA), the investment company of the Petersen Group, owns 70% of the capital stock of Banco de San Juan.

Relevant Event

Banco Santa Cruz has more than 128,000 clients and a network of 16 branches throughout the province of Santa Cruz, in the southwest of Argentina.

The shareholding of Banco Santa Cruz is divided between Banco de San Juan, with 51%, and the provincial government of Santa Cruz, with 49%.

The Nuevo Banco de Santa Fe is among the ten most important banking institutions in Argentina and is owned by Banco de San Juan, which acquired 93% of its capital stock in 2003.  Its has 450,000 clients and 107 branches.

The banking leader of the province of Entre Rios, in the northwest of Argentina.  It has a network of 73 branches that offer service to more than 320,000 clients.  The Nuevo Banco de Santa Fe has 64% of the share capital and 100% of voting rights.  The remaining 36% belongs to the Federal Government.

Relevant Event

3.	Services

This company is specialized in providing services of improvement and maintenance of urban spaces, in addition to public and private buildings.

This company is involved in the leasing of parking spaces in Buenos Aires, with more than 2,000 spaces.

4.	Agro-Industry

Santa Sylvia is an agricultural property with more than 10,000 hectares in the Zonda area in the province of San Juan that specializes in cultivation of olives and grapes.  The respected olive oils and wines that are produced are sold under the Xumet name.  The property also devotes a part of its activities to the production of meat and high-quality fibers for production of cloth.

Relevant Event

Organizational chart of the Petersen Group

Grupo Petersen

Relevant Event

PROFILE OF ENRIQUE ESKENAZI

➢	Chairman of the Petersen Group.

➢	Enrique Eskenazi is an Argentine businessman from the province of Santa Fe who has an extensive experience in the business world in Argentina and other countries in the southern cone of South America.

➢	Enrique Eskenazi graduated as a Chemical Engineer from the National Coastal University (UNL) and completed a Master in Food Engineering at the Illinois Institute of Technology in Chicago, Illinois.

Business Background

➢	Worked in the United States and returned to Argentina, where he began his professional and business activity.

➢	Served in an executive position in the Bunge y Born group, one of the most important commodities companies in Argentina and one which is recognized worldwide.

➢
The most important moment of his professional career took place in 1980, when he became a manager in the Petersen, Thiele y Cruz group (Grupo PTC), one of the most reputable and well-known construction companies in Argentina.  His arrival took place at a time when the firm was not in a good economic situation.  However, his arrival at the Grupo PTC marked the beginning of an era of constant growth which led to its becoming the largest corporate group in Argentina.

➢
In the year that he joined Grupo PTC, Enrique Eskenazi became its majority shareholder and refloated the company. This was the beginning of the golden age in the company in which the traditional business of the group, construction, grew and in which at the same time the company chose diversification as its mark of identity.

➢
It was in this spirit that Petersen Inversora SA (PISA) was created, with which the Group participated in some of the most important public works projects in Argentina, such as the Yacireta hydrolectric plant, the Atucha II nuclear plant, and the construction on Ruta 3.  In this way, Eskenazi grew the traditional business of the group.

➢	At the same time, Enrique Eskenazi, with deep knowledge of the economic environment of Argentina, broadened his activity to other sectors, such as banking, agro-industry, urban maintenance and mining.

➢	With respect to the banking sector, the Group controls the largest group of regional banks in Argentina.

Relevant Event

STRENGTHS OF THE TRANSACTION FOR REPSOL YPF

➢	This is a key transaction in the 2008-2012 Strategic Plan that Repsol YPF will present in the first quarter of 2008.

➢	Repsol YPF intends to continue growing in Argentina, maintaining its position as the controlling shareholder of YPF.

➢	The sale of a stake in YPF to a local partner, followed by a public offering, will strengthen the ties of the company with Argentine shareholders.

➢	The alliance with an Argentine shareholder partner will permit a greater involvement by YPF in the economy and business world of Argentina, revitalizing YPF’s projects in the region.

➢	The involvement of a local Argentine partner will have a positive impact on YPF, both in economic/financial terms and in terms of the development of YPF’s activity and business in the region.

➢	The sale of a percentage of YPF puts a value on the company and contributes to a higher valuation of Repsol YPF (as a sum of its parts).

➢	It brings in a prestigious partner with experience in the management of companies facing significant regulatory requirements at the federal, provincial and regional level in Argentina.

➢	The transaction is part of the asset diversification plan carried out by Repsol YPF since 2005.

Relevant Event

STRENGTHS OF THE TRANSACTION FOR THE PETERSEN GROUP

➢	It will play an important role in the Argentine energy sector, with growth prospects in the medium-term.

➢	It will significantly increase the diversification of the Petersen Group and it will consolidate its position as one of the large Argentine corporate groups.

➢	It will give the Petersen Group an international platform in countries in the region in order to undertake new businesses.

➢	It represents a large step-forward in business terms (new and important revenues derived from its new shareholding).

➢
The partial acquisition of YPF occurs in a moment of economic growth in Argentina, which favors the investment in YPF and the Petersen Group’s goal of sustained growth, as well as its participation in a value-creating process.

Relevant Event

A MARKET OPERATION

➢	This represents a financial transaction between private corporate groups carried out in accordance with the requirements of rigor and transparency imposed by the market regulators (CNV, CNMV, SEC).

➢	The financial support of large international banks (Credit Suisse, BNP Paribas, Goldman Sachs and Itaú) to the Petersen Group reflects the solvency of the transaction.

➢	Repsol YPF supports the transaction through a “vendor loan”, a customary practice in international transactions of this type.

➢
The financing structure responds to market parameters and the necessities of the transaction, with financing supplied to the Petersen Group by international banks and by Repsol YPF, which is certain of the advantages of this transaction for YPF and for Repsol YPF itself.

➢	It is taking place in a context of 8% growth of the Argentine economy.

Relevant Event

ANNEX 2

MEMORANDUM OF UNDERSTANDING

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

Madrid, December 21, 2007

MEMORANDUM OF UNDERSTANDING

THE FOLLOWING PARTIES HAVING MET:

The party of the first part,

REPSOL YPF S.A. (hereinafter “REPSOL YPF”), hereby represented by Mr. Antonio Brufau, in his capacity as Chief Executive Officer, and the party of the second part,

PETERSEN ENERGÍA S.A. (hereinafter “PETERSEN ENERGÍA”), hereby represented by Mr. Enrique Eskenazi, in his capacity as sole director,

Henceforth reference will be made to REPSOL YPF and PETERSEN ENERGÍA jointly as the “Parties”, and to either of them individually as  a “Party,”

THE PARTIES HEREBY SET FORTH THE FOLLOWING:

I.
REPSOL YPF is a Spanish-Argentine company whose principal activity is in the hydrocarbons sector, specifically in activities involving the exploration, development and production of crude oil and natural gas, the transport of petroleum products, liquefied petroleum gas (LPG) and natural gas, refining, the production of a wide range of petroleum products, and the marketing of petroleum products, petroleum byproducts, petrochemical products, LPG, and natural gas.

II.
The PETERSEN Group is a group of companies with broad experience in regulated markets that is owned directly or indirectly by the Eskenazi Family. This group includes PETERSEN ENERGÍA, a Spanish corporation whose principal activity is investing in, managing, and administering securities, financial instruments, bonds, and/or shares.

III.
YPF is a leading company in the Argentine hydrocarbons sector, which is traded on the stock exchanges of Buenos Aires (BCBA) and New York (NYSE) through American Depositary Shares, and is one of the largest assets of the group of companies led by REPSOL YPF.

1

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

IV.
The Parties have entered into a binding agreement for the inclusion of PETERSEN ENERGÍA as a major shareholder of YPF, S.A. (hereinafter “YPF”). This falls within the  scope of the strategic plan developed by REPSOL YPF, seeking the inclusion in YPF of Argentine partners with the reputation and experience of PETERSEN ENERGÍA and the strengthening of YPF’s presence in the capital markets in which it is currently active, with a view to consolidating its status as a regional leader in the energy sector.

In view of the above, the Parties have reached the following agreement (hereinafter the “Agreement”).

TERMS:

One.- Inclusion of PETERSEN ENERGÍA as a YPF shareholder.

The Parties have agreed to include PETERSEN ENERGÍA as a YPF shareholder through a transaction that will allow it to acquire up to 25% of YPF's capital stock.

The transaction will be structured as follows:

a)
REPSOL YPF will sell to PETERSEN ENERGÍA, and PETERSEN ENERGÍA will purchase from REPSOL YPF, shares representing 14.9% of the YPF capital stock, no later than February 15, 2008 (hereinafter the “Transaction”).

b)
At the same time, REPSOL YPF will grant a company of the PETERSEN Group a purchase option (American style) to acquire from REPSOL YPF up to an additional 10.1% of YPF’s capital stock. This option may be partially or totally exercised within a maximum period of four years after the completion of the Transaction.

Two.-  YPF Board of Directors and Management.

REPSOL YPF will give PETERSEN ENERGÍA a role in the Board of Directors and management of YPF in a manner  agreed upon to by the parties.

The composition of YPF’s Board of Directors will be governed essentially by the principle of proportional representation of the Parties’ interests in the capital stock of YPF, with REPSOL YPF retaining the right to appoint the majority of members of the Board of Directors for so long as it holds the majority of YPF’s capital stock.

2

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

In this regard, Mr. Antonio Brufau will chair the Board of Directors, Mr. Sebastián Eskenazi will serve as Vice Chairman and Chief Executive Officer , Mr. Antonio Gomis, a representative designated by REPSOL YPF, will serve as YPF’s Chief Operating Officer and Mr. Enrique Eskenazi, in his individual capacity, will serve as a Vice Chairman.

In addition, the agreements by which the Transaction will be effected will grant PETERSEN ENERGÍA  customary protections for minority shareholders, which will include the requirement that certain decisions of YPF’s shareholders and Board of Directors will require the consensus of both parties.

Three.- Price of the Transaction

For purposes of calculating the Transaction price, the Parties assume that the total value of YPF will be U.S.$15 billion, with the Transaction price therefore totaling U.S.$2.235 billion for 14.9% of YPF’s capital stock.

Four.-  Closing of the Transaction

The Parties will close the Transaction no later than February 15, 2008 through a share purchase agreement.

Pursuant to Clause One of this Agreement, and simultaneously with the signing of the Purchase Agreement, REPSOL YPF will grant to a Company of the PETERSEN Group a purchase option to acquire from REPSOL YPF up to an additional 10.1% of YPF’s capital stock on financial terms equivalent to the purchase of 14.9% of YPF’s capital stock referenced above.

Pursuant to Clause Two of this Agreement, and simultaneously with the signing of the Purchase Agreement, the Parties will sign a shareholders’ agreement to govern their long-term relations within YPF.

Five.- Financing of the Transaction.

PETERSEN ENERGÍA hereby confirms that prior to signing this Agreement, it has obtained from certain internationally-regarded financial institutions an irrevocable commitment to finance the Transaction, under terms customary for this type of transaction.

3

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

REPSOL YPF states that it will finance up to U.S.$1.015 billion by issuing a vendor’s loan to supplement the bank financing.

Six.- Other agreements.

In addition, after the close of the Transaction, and with a view to allowing the entry of minority shareholders and strengthening YPF’s presence in the capital markets in which it is currently active, the Parties have agreed to allow REPSOL YPF to engage in a public stock offering of approximately 20% of the YPF capital stock.

Seven.-  Communications.

The Parties undertake to engage in all necessary communications relating to this Agreement, in accordance with applicable law, in mutual and active cooperation.

Additionally, Parties will coordinate the time and content of any press release or public announcement, in strict fulfillment of the duties and obligations required by applicable law, specifically by the applicable securities market rules.

Eight.- Applicable law and Jurisdiction.

Any matters relative to the execution, validity, interpretation, and fulfillment of this Agreement will be governed by the laws of the Kingdom of Spain, and decided by the Courts and Tribunals of the capital of Madrid.

In attestation of their agreement, the Parties hereby sign two (2) identical copies of this Agreement, in Madrid, on the date set forth above.

REPSOL YPF S.A.	PETERSEN ENERGÍA S.A.

Mr. Antonio Brufau	Mr. Enrique Eskenazi
Chief Executive Officer	Sole Director

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	December 26, 2007	By:	/s/ Walter Cristian Forwood
			Name:	Walter Cristian Forwood
			Title:	Chief Financial Officer